GREENSHIFT CORPORATION
5950 Shiloh Road East, Suite N
Alpharetta, GA 30005

October 27, 2011

Via EDGAR
Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	GreenShift Corporation
Form 10-K for the Year ended December 31, 2010
File April 1, 2011
Form 10-Q for the Quarter ended June 30, 2011
Filed August 9, 2011
           File No. 000-50469

Dear Mr. Decker:

I am writing in response to your letter dated October 24, 2011.  The Staff’s comment is copied below and indented, followed by our response.

Form 10-K for the Year Ended December 31, 2010

Exhibit 31 - Certifications

1.
Your certifications omit the language from paragraph 4(c) of the certifications as presented in Item 601(b)(31) of Regulation S-K, and instead include the language from paragraph 4(d) in paragraph 4(c).  In addition you have made certain modifications to paragraph 5 of your management certifications.  Please file an amendment to your Form 10-K to include certifications that do not exclude paragraph 4(c) and ensure the certifications conform to the format provided in Item 601(b)(31) of Regulation S-K.  The revised certifications should refer to the Form 10-K/A and should be currently dated.

Response to Comment 1

We are today filing Amendment No. 1 to our 2010 Form 10-K, in which we have included certifications that conform to the format in Item 601(b)(31).

Sincerely,

/s/ Edward Carroll
Edward Carroll

Acknowledgement

GreenShift Corporation hereby acknowledges that:

•	GreenShift Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GreenShift Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GreenShift Corporation
By:	/s/ Edward Carroll
Edward Carroll
Chief Financial Officer